Exhibit (a)(2)(A)

April 13, 2004

Dear Stockholders:

I am pleased to inform you that InterTAN, Inc. has entered into an acquisition agreement and agreement and plan of merger, dated as of March 30, 2004, with Circuit City Stores, Inc. and its wholly owned subsidiary Winston Acquisition Corp., pursuant to which Winston Acquisition Corp. has commenced a tender offer to purchase all of the outstanding shares of common stock of InterTAN for $14.00 per share, net to the seller in cash, without interest.

The tender offer is conditioned upon, among other things, at least a majority of the outstanding shares of InterTAN common stock (on a fully diluted basis) being tendered and not withdrawn prior to the expiration of the offer. After completion of the tender offer and the satisfaction of certain conditions, Winston Acquisition Corp. will be merged with and into InterTAN, and any shares of InterTAN common stock not purchased in the tender offer will, through the merger, be converted into the right to receive in cash an amount per share equal to the price per share paid by Winston Acquisition Corp. in the tender offer.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND DECLARED THAT THE OFFER AND MERGER ARE ADVISABLE, AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR COMMON STOCK PURSUANT TO THE OFFER.

Enclosed is a copy of InterTAN’s Schedule 14D-9 Solicitation/Recommendation Statement as filed today with the Securities and Exchange Commission. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for the conclusions of your Board of Directors described in the preceding paragraph.

A copy of Winston Acquisition Corp.’s offer to purchase, dated April 13, 2004, a letter of transmittal for use in tendering your stock, and other related documents are being mailed to stockholders of InterTAN together with the Schedule 14D-9. Those documents set forth the terms and conditions of the tender offer.

We urge you to read the enclosed information and consider it carefully before deciding whether to tender your stock. Your Board of Directors and the management and employees of InterTAN thank you for your continued support.

Sincerely,

Ron G. Stegall

Chairman of the Board of Directors